SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(l) of the

Securities Exchange Act of 1934

Genesee & Wyoming Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, $0.01 par value

(Title of Class of Securities)

371559

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Class A Common Stock)

Allison M. Fergus, Esq.

General Counsel and Secretary

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, Connecticut 06830

(203) 629-3722

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Avrohom J. Kess, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,938,969	$90.23
*	This amount assumes that 162,917 options to purchase a total of 162,917 shares of Class A common stock of Genesee & Wyoming Inc. having an aggregate value of $2,938,969 as of June 11, 2007 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$90.23
Form or Registration No.:	TO –I
Filing party:	Genesee & Wyoming Inc.
Date filed:	June 14, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒.

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Genesee & Wyoming Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on June 14, 2007, as amended by Amendment No. 1 thereto filed with the SEC on June 26, 2007, relating to the offer by the Company (the “Offer”) to amend certain options (“Eligible Options”) to purchase shares of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer to Amend Certain Options dated June 14, 2007, which is filed as Exhibit (a)(1)(a) to the Schedule TO. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the Offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

Except as amended and supplemented hereby and by Amendment No. 1 thereto, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer expired at 5.00 p.m., Eastern Time, on July 13, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment 156,155 Eligible Options to purchase 156,155 shares of its common stock. The Company will amend the Eligible Options accepted for amendment and will promise to make cash payments to employees that held Eligible Options accepted for amendment in the aggregate amount of $229,700.60 to compensate them for the increased exercise prices per share of their amended Eligible Options, in each case, in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Genesee & Wyoming Inc.

/s/ Allison M. Fergus Allison M. Fergus General Counsel and Secretary

Date: July 16, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)*	Offer to Amend Certain Options, dated June 14, 2007.

(a)(1)(b)*	Letter from Allison M. Fergus, General Counsel and Secretary, dated June 14, 2007.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Addendum.

(a)(1)(f)*	Form of Promise to Make Cash Payment.

(a)(1)(g)*	Forms of Confirmation E-mail or Letter

(a)(1)(h)*	Forms of Reminder E-mail or Letter to Eligible Employees.

(a)(1)(i)*	Form of Amendment to Award Notices for Employees for Options.

(a)(1)(j)*	Form of Notice of Acceptance of Options for Amendment.

(d)(1)	Genesee & Wyoming Inc. Amended and Restated 2004 Omnibus Incentive Plan, effective May 12, 2004, as amended on May 30, 2007 (is incorporated herein by reference to Annex II of the Company’s Definitive Proxy Statement, filed with the SEC on April 23, 2007).

(d)(2)	Genesee & Wyoming Inc. Award Notice for Employees for Options (is incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 10-Q for the quarter ended September 30, 2004).

*	Previously filed with Genesee & Wyoming Inc.’s Schedule TO on June 14, 2007.